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                                                --------------------------------
                                                        OMB APPROVAL
                    UNITED STATES                OMB NUMBER     3235-0145
         SECURITIES AND EXCHANGE COMMISSION      EXPIRES:  DECEMBER 31, 1997
                WASHINGTON, D.C. 20549           ESTIMATED AVERAGE BURDEN
                                                 HOURS PER RESPONSE . . . 14.90
                                                --------------------------------

                                 SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 6)*

                                Emergent Group
--------------------------------------------------------------------------------
                               (Name of Issuer)

                        Common Stock (Par Value $0.05)
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  290916303 *
                  -------------------------------------------
                                (CUSIP Number)

Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

* DUE TO THE ISSUER'S 1 FOR 3 STOCK SPLIT IN JUNE, 1995, THE CUSIP FOR THE ISSUER'S COMMON STOCK CHANGED FROM 290916105 TO 290916303.

                               PAGE 1 OF 4 PAGES
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-----------------------                                  ---------------------
  CUSIP NO. 290916303                   13G                PAGE 2 OF 4 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      John Hancock Mutual Life Insurance Company
      I.R.S. No. 04-1414660
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [_]
 2                                                                  (b) [_]
      N/A

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Commonwealth of Massachusetts

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            5,509

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             5,509

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      5,509

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
      N/A

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      9.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IC

------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!
                               PAGE 2 OF 4 PAGES
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          The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any tittle of each person who signs the statement shall be typed or printed beneath his signature.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission.

       ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)


          Item 1(a)    Name of Issuer:
                       --------------
                       Emergent Group

          Item 1(b)    Address of Issuer's Principal Executive Offices:
                       -----------------------------------------------
                       P.O. Box 17526
                       Greenville, SC 29606

          Item 2(a)    Name of Person Filing:
                       ---------------------
                       This filing is made on behalf of John Hancock Mutual Life Insurance Company ("JHMLICO").

          Item 2(b)    Address of the Principal Office:
                       -------------------------------
                       The principal business office of JHMLICO is located at John Hancock Place, P.O. Box 111, Boston, MA 02117.

          Item 2(c)    Citizenship:
                       -----------
                       JHMLICO is organized and exists under the laws of the Commonwealth of Massachusetts.

          Item 2(d)    Title of Class of Securities:
                       ----------------------------
                       Common Stock, par value $.05

          Item 2(e)    CUSIP Number:
                       ------------
                       290916303
                       Due to the Issuer's 1 for 3 stock split in June, 1995, the CUSIP for the Issuer's Common Stock changed from 290916105 to 290916303.

          Item 3       If the Statement is being filed pursuant to Rule 13d-
                       -----------------------------------------------------
                       1(b), or 13d-2(b), check whether the person filing is a:
                       -------------------------------------------------------

                       JHMLICO: (c) (X) Insurance Company as defined in
                       (S)3(a)(19) of the Act.

          Item 4       Ownership:
                       ---------

                       (a)   Amount Beneficially Owned:
                             -------------------------
                             The reporting person holds 4,585 shares of Common Stock, par value ($.05) and 924 warrants exerciseable for Common Stock. The Reporting Person is deemed to be the beneficial owner of 5,509 shares of Common Stock.

                             The Reporting Person's warrants to purchase Common Stock have decreased, pursuant to expiration provisions in the Warrant Agreement, dated December 31, 1985.

                             PAGE 3 OF 4 PAGES

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                       (b)   Percent of Class:  9.0%
                             ----------------

                       (c)   (i)   sole power to vote or to direct the vote:
                                   5,509

                             (ii)  shared power to vote or to direct the
                                   vote: -0-

                             (iii) sole power to dispose or to direct the
                                   disposition of: 5,509

                             (iv) shared power to dispose or to direct the disposition of: -0-

          Item 5       Ownership of Five Percent or Less of a Class:
                       ---------------------------------------------
                       Not applicable.

          Item 6       Ownership of More than Five Percent on Behalf of Another
                       --------------------------------------------------------
                       Person:
                       -------
                       Not applicable.

          Item 7       Identification and Classification of the Subsidiary which
                       ---------------------------------------------------------
                       Acquired the Security Being Reported on by the Parent
                       -----------------------------------------------------
                       Holding Company:
                       ---------------
                       Not applicable.

          Item 8       Identification and Classification of Members of the
                       ---------------------------------------------------
                       Group:
                       -----
                       Not applicable.

          Item 9       Notice of Dissolution of a Group:
                       --------------------------------
                       Not applicable.

          Item 10      Certification:
                       -------------
                       By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.



                                   SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                      JOHN HANCOCK MUTUAL LIFE INSURANCE COMPANY

                                      By: /s/ Marion L. Nierintz
                                          --------------------------------------
                                      Name:   Marion L. Nierintz
                                            ------------------------------------
Dated:   2/2/96                       Title:   Second Vice President
      ----------------                        ----------------------------------


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